Exhibit 17.4

Lonnie Allen Plunk

9327 Orchid cove Circle, Vero Beach, FL 32963

December 9, 2023

Sheila Schweitzer

Chairman of the Board Mitesco, Inc.

18202 Minnetonka Blvd. Suite 100

Deephaven, MN 55391

Sheila,

Please accept this letter as my notice of intent to resign from the Board of Directors of Mitesco, Inc. It has been a pleasure serving with you and the other board members for the past several months. As several new board members will be joining the company in the coming days, I will remain on the Board of Directors until December 2023 ("Resignation Effective Date'?) for any guidance, transition or board actions that are necessary between now and my Resignation Effective Date. I wish Mitesco all the best as it executes the next chapters of it's strategy.

Kindest regards,

Lonnie "Allen" Plunk